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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )

                    			   Biopsys Medical, Inc.
			                        (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          			090651100
                        			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				August 1, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  090651100

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Biopsys Medical, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 8/1/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On August 1, 1997, Johnson & Johnson completed its acquisition of
 Biopsys Medical, Inc. According to the terms of the acquisition, Biopsys Medical, Inc. shareholders would receive 0.439 Johnson & Johnson shares for each Biopsys Medical, Inc. share held. On August 1, 1997,
 Bear Stearns exchanged its holdings of Biopsys Medical, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 1, 1997.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: October 30, 1997                            BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Biopsys Medical, Inc.


                      Trades from 7/23/97 through 8/1/97

                           (Various Firm Accounts)

                         ***** 08/01 *****
  408,730- BIOPSYS MEDICAL INC             XCH OA              .00
                      ***** 07/31 *****
    1,000  BIOPSYS MEDICAL INC            26 7/8         26,875.00
    1,165  BIOPSYS MEDICAL INC            27             31,455.00
      535- BIOPSYS MEDICAL INC            27 1/2         14,712.00-
    1,000- BIOPSYS MEDICAL INC            27 5/8         27,624.07-
    1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
    1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
    1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
  1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
 1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
 1,000- BIOPSYS MEDICAL INC            27 1/2         27,499.08-
 1,000- BIOPSYS MEDICAL INC            27 1/4         27,249.09-
 1,000- BIOPSYS MEDICAL INC            27 1/4         27,249.09-
 1,000- BIOPSYS MEDICAL INC            27 1/4         27,249.09-
 1,000- BIOPSYS MEDICAL INC            27 1/4         27,249.09-
 2,000- BIOPSYS MEDICAL INC            27 1/2         54,998.16-
 2,500- BIOPSYS MEDICAL INC            27 1/8         67,810.23-
 2,500- BIOPSYS MEDICAL INC            27 1/4         68,122.72-
 2,000- BIOPSYS MEDICAL INC            27 1/4         54,498.18-
                       ***** 07/30 *****
       400- BIOPSYS MEDICAL INC            27 1/4         10,899.63-
       500- BIOPSYS MEDICAL INC            27 1/8         13,562.04-
     1,000- BIOPSYS MEDICAL INC            26 7/8         26,874.10-
    1,000- BIOPSYS MEDICAL INC            27 1/8         27,124.09-
    1,000- BIOPSYS MEDICAL INC            27 1/8         27,124.09-
    1,000- BIOPSYS MEDICAL INC            27 1/8         27,124.09-
    2,000- BIOPSYS MEDICAL INC            27 1/8         54,248.19-
    2,500- BIOPSYS MEDICAL INC            27 1/8         67,810.23-
      800- BIOPSYS MEDICAL INC            27 1/8         21,699.27-
                      ***** 07/29 *****
    2,500- BIOPSYS MEDICAL INC            26 11/16       66,716.52-
                        ***** 07/24 *****
        200  BIOPSYS MEDICAL INC            27              5,400.00
      1,000  BIOPSYS MEDICAL INC            27 3/8         27,375.00
      1,000  BIOPSYS MEDICAL INC            27 3/8         27,375.00
      1,000  BIOPSYS MEDICAL INC            26 3/4         26,750.00
                        ***** 07/23 *****
      7,800  BIOPSYS MEDICAL INC            27 3/8        213,525.00
     11,800  BIOPSYS MEDICAL INC            27 1/2        324,500.00
        200- BIOPSYS MEDICAL INC            27 9/16         5,512.31-

                       (Various Discretionary Accounts)


                ***** 08/01 *****
      1,709- BIOPSYS MEDICAL INC             XCH OA              .00
      3,705- BIOPSYS MEDICAL INC             XCH OA              .00
    888- BIOPSYS MEDICAL INC             XCH OA              .00
     13,963- BIOPSYS MEDICAL INC             XCH OA              .00
        845- BIOPSYS MEDICAL INC             XCH OA              .00
        576- BIOPSYS MEDICAL INC             XCH OA              .00
       620- BIOPSYS MEDICAL INC             XCH OA              .00
 8,378- BIOPSYS MEDICAL INC             XCH OA              .00
    1,944- BIOPSYS MEDICAL INC             XCH OA              .00
  57,109- BIOPSYS MEDICAL INC             XCH OA              .00
    1,125- BIOPSYS MEDICAL INC             XCH OA              .00
  1,556- BIOPSYS MEDICAL INC             XCH OA              .00
  997- BIOPSYS MEDICAL INC             XCH OA              .00